EXHIBIT 99.1

POET Completes Acquisition of Super Photonics Xiamen

Addresses global demand for high-speed optical engines for Artificial Intelligence networks

TORONTO, Dec. 31, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, is pleased to announce that it has completed its previously-announced acquisition of control of Super Photonics Integrated Circuit Xiamen Co., Ltd. ("SPX"), the company jointly held by, and previously operated as a joint venture between, the Company and Quanzhou San'an Optical Communication Technology Co., Ltd. ("SAIC" or "Sanan"). The Company has today acquired all of the outstanding minority equity interests of SPX not already owned by the Company from SAIC, thus securing the Company's 100% ownership of SPX (the "Acquisition").

The SPX operation complements the Company’s recently announced agreements with Globetronics Manufacturing Sdn. Bhd (“GMSB”), to manufacture optical engines for POET in Penang, Malaysia. The combined production capacity of the two assembly and test operations will exceed one million optical engines per year, all dedicated to the 800G and higher speed transceivers required for AI clusters. POET intends to continue the assembly of optical engines at SPX within the cleanrooms leased from SAIC until such time as the Company decides on another location for the operation. POET also intends to change the company name to identify it as a subsidiary of POET and may eventually merge operations with its existing wholly owned foreign enterprise ("WOFE"), POET Optoelectronics Shenzhen Co. Ltd.

"We are delighted to have concluded the acquisition of the equity held by Sanan and the equipment formerly leased to SPX by Sanan in a manner that has maintained our good relationship," commented Dr. Suresh Venkatesan, Chairman & Chief Executive Officer of POET. "We can now present one face to our customers in China, exercise full control over company operations, benefit from a consolidation of SPX financial results with POET, and fully implement our ‘China Plus One' strategy."

The Acquisition was completed pursuant to the terms of an equity transfer agreement dated December 31, 2024, between the Company and Sanan (the "Equity Transfer Agreement"), providing for the transfer of Sanan's 24.8% equity position in SPX to POET at closing for total consideration of US$6.5 million to be paid over a period of 5 years, with the first and smallest payment due on October 31, 2025. Annual payments increase year by year over the five-year term, with the last payment due on October 31, 2029. The Company also provided to Sanan the option over the term, subject to certain conditions and notice, to convert any portion of the purchase price into common shares of the Company (the "Common Shares") at a deemed issue price per Common Shares to be determined at the time of conversion, which shall be equal to the greater of (i) the prior 30-day volume weighted average trading price of the Common Shares on the NASDAQ for the period ending immediately prior to the conversion date, or (ii) the closing price of the Common Shares on the NASDAQ on the date immediately preceding the applicable conversion date. Any Common Shares of POET that may be issued pursuant to the conversion election under the Equity Transfer Agreement will be subject to a statutory hold period under applicable Canadian securities laws.

Concurrently with the completion of the Acquisition, the Company has entered into an equipment purchase agreement with Sanan dated December 31, 2024 (the "Equipment Purchase Agreement"), pursuant to which the Company agreed to acquire all of the production equipment previously procured by Sanan and leased to SPX for a total of US$3.8 million in cash consideration, representing the original purchase price minus the lease payments made by SPX to Sanan. The purchase price will be satisfied in four equal installments of US$950,000, the first of which was paid today, December 31, 2024, with the remaining three installments due at the end of each of the next three quarters. The purchase price payable under the Equipment Purchase Agreement is not convertible into Common Shares. Copies of the Equity Transfer Agreement and the Equipment Purchase Agreement are available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. The transactions contemplated by the Equity Transfer Agreement and Equipment Purchase Agreement remain subject to the final approval of the TSX Venture Exchange.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company's expectations with respect to the success of the Company's product development efforts, the performance of its products, operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company's technology as well as the market acceptance, inclusion and timing of the Company's technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets; the name change of SPX; the potential merger of SPX with the Company's WOFE; the anticipated benefits of the Acquisition for the Company; the Company's ability to implement its China Plus One strategy; and the Company's ability to obtain the final acceptance of the TSX Venture Exchange.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the completion of agreements with its JV partner, the negotiations with contract manufacturers, the size, future growth and needs of Artificial Intelligence network suppliers, management's expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, reorganization efforts, plans for and completion of projects by the Company's consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company's products to meet performance requirements for AI and datacom networks, lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Company's projects, risks affecting the Company's ability to complete its products, the ability of the Company to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Company's products, the ability to attract key personnel, the failure of its reorganization efforts and the ability to raise additional capital when needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075